Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation acknowledges shareholder request

     MONTREAL, Dec. 10 /CNW Telbec/ - ACE Aviation Holdings Inc. ("ACE")
announced today that its Board of Directors has received from West Face Long
Term Opportunities Limited Partnership, West Face Long Term Opportunities
(USA) Limited Partnership and West Face Long Term Opportunities Master Fund
L.P. a formal requisition for a special meeting of the shareholders of ACE to be called for the following purposes: (i) to consider an ordinary resolution to remove from office all of the current directors of ACE; (ii) to set the size of the board of directors of ACE at such number as the shareholders may determine at the meeting; (iii) to elect directors to hold office until the next annual meeting of the shareholders of ACE; and (iv) to conduct such other business as may properly come before the meeting, including matters necessary or desirable to implement the foregoing. At this time, ACE does not have any further information relating to the requisition. The Board of Directors will consider the requisition and provide a response to the market in due course.
     %SEDAR: 00020954EF          %CIK: 0001295721

     /For further information: Des Beaumont, (514) 205-7639;
www.aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 09:00e 10-DEC-08